Exhibit 99.4

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Bridgeport Ventures Inc. (the “Company”)
36 Toronto Street
Suite 1000
Toronto, Ontario
M5C 2C5

Item 2.	Date of Material Change

A material change took place on December 20, 2010.

Item 3.	Press Release

On December 20, 2010, a news release in respect of the material change was disseminated.

Item 4.	Summary of Material Change

The Company announced that it has completed its previously announced short form prospectus offering pursuant to which it has issued and aggregate of 15,000,000 units (“Units”) to raise aggregate gross proceeds of $15,000,000.

Item 5.	Full Description of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated by reference herein.

The Company announced that it has closed its previously announced financing by way of short form prospectus pursuant to which it raised aggregate gross proceeds of $15,000,000. In connection with the financing, the Company issued an aggregate of 15,000,000 Units at a price of $1.00 per Unit. Each Unit consists of one common share and one-half of one share purchase warrant of the Company, each such share purchase warrant entitling the holder thereof to acquire one additional common share of the Company for a period of 24 months at an exercise price of $1.40 per share. RBC Capital Markets acted as lead agent of the financing with a syndicate that included MGI Securities Inc.

Pursuant to the financing, Mr. Wolf Seidler subscribed for an aggregate of 20,000 Units at a price of $1.00 per Unit. Mr. Seidler is an insider of the Company. As of December 20, 2010 immediately prior to the closing of the financing, Mr. Seidler held no common shares of the Company and convertible securities entitling Mr. Seidler to acquire 250,000 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company at that time on a partially diluted basis, assuming exercise of the convertible securities only. Immediately following the closing of the financing, Mr. Seidler held an aggregate of 20,000 common shares of the Company and convertible securities entitling Mr. Seidler to acquire an additional 260,000 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company post-closing (and less than 1% on a partially diluted basis, assuming exercise of the convertible securities only).

Pursuant to the financing, Ms. Shastri Ramnath subscribed for an aggregate of 15,000 Units at a price of $1.00 per Unit. Ms Ramnath is an insider of the Company. As of December 20, 2010 immediately prior to the closing of the financing, Ms. Ramnath held no common shares of the Company and convertible securities entitling Ms. Ramnath to acquire 1,400,000 common shares of the Company, representing approximately 4.1% of the issued and outstanding common shares of the Company on a partially diluted basis, assuming exercise of the convertible securities only. Immediately following the closing of the financing, Ms. Ramnath held an aggregate of 15,000 common shares of the Company and convertible securities entitling Ms. Ramnath to acquire an additional 1,407,500 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company post-closing (or approximately 2.8 % on a partially diluted basis, assuming exercise of the convertible securities only).

The financing was approved by the board of directors at meetings of the board of directors held on November 22 and December 13, 2010. The transaction is exempt from the formal valuation and minority shareholder approval requirements of applicable securities laws as at the time the financing was agreed to, neither the fair market value of the subject matter of, or the fair market value of the consideration for, the financing insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization.

The financing was completed to raise proceeds to fund exploration activities and general corporate expenses of the Company. A material change report is being filed in connection with the insider participation in the financing less than 21 days in advance of closing of the financing, as the Company did not have prior confirmation of such participation.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Shastri Ramnath, President and Chief Executive Officer

(416) 350-2356

Item 9.	Date of Report

DATED at Toronto, in the Province of Ontario, this 20th day of December, 2010.

Schedule “A”

NOT FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Bridgeport Ventures Inc. Announces Closing of Public Equity Offering

Toronto, Ontario – December 20, 2010 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or the “Company”) is pleased to announce the closing of its previously announced public offering of units. An aggregate of 15 million units were sold at the offering price of $1.00 per unit, for gross proceeds of $15 million. Each unit is comprised of one common share of Bridgeport (a “Common Share”) and one-half of one common share purchase warrant, each whole common share purchase warrant (a “Warrant”) entitling the holder to acquire one Common Share at a price of $1.40, for a period of 2 years following closing of the offering.

RBC Capital Markets acted as lead agent of the offering with a syndicate that included MGI Securities Inc. The agents have an option, exercisable for a period of 30 days from the date of closing, to purchase up to 15% in additional units at a price equal to the offering price to cover over-allotments and for market stabilization purposes.

Bridgeport intends to use the net proceeds of the offering to explore its portfolio of 10 Nevada gold exploration projects, for property acquisitions and for general corporate purposes. Exploration activities at the Company’s Nevada projects are expected to include approximately 30,000 meters of drilling in 2011. The Company will also further evaluate its Rosario copper gold project in Chile using existing resources.

The Shares have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from the Company that would contain detailed information about the Company and management as well as financial statements.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with active gold and copper exploration in the Americas. The Company’s strong technical team has a solid record of exploration and discovery and a proven track record of mining development success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net